ADVANTEST CORPORATION Shin-Marunouchi Center Building， 1-6-2 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan Phone:+81-3-3214-7500 Facsimile:+81-3-3214-7705

September 24, 2009
Mr. Brian R. Cascio Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-5546 U.S.A.

Re:	Advantest Corporation Form 20-F: For the Year Ended March 31, 2009 File Number: 001-15236

Dear Mr. Cascio:

I refer to your letter dated September 18, 2009 relating to Advantest Corporation’s annual report on Form 20-F for the fiscal year ended March 31, 2009, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 26, 2009 (the “Filing”).

Advantest Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

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Please do not hesitate to contact me by telephone at +81-3-3214-7500, by fax at 3-3217-7711 or by email at yuichi.kurita@advantest.com, our legal counsel Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/	Yuichi Kurita
Name:	Yuichi Kurita
Title:	Director and Managing Executive Officer

cc:
Martin F. James (Senior Assistant Chief Accountant)
Jeanne Bennett  (Accounting Branch Chief)
Masahisa Ikeda (Shearman & Sterling LLP)
Testsuya Naito  (Ernst & Young ShinNihon LLC)
Atsushi Fujita (Advantest Corporation)